03013437

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

BP 3/4

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-53735

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH., D.C. 181

Official Use Only

FIRM ID. NO.

McColl Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

100 North Tryon Street, Suite 5100
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leslie P. Wickham (704) 333-0528
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 North Tryon Street, Suite 3600	Charlotte	NC	28202
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Leslie P. Wickham, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of McColl Partners, LLC as of December 31, 2002, are true and correct. I further or affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Operations
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

McColl Partners, LLC

(a wholly-owned subsidiary of The McColl Group LLC)
Statement of Financial Condition
December 31, 2002 and 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 N. Tryon Street
Suite 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Accountants

To the Member of McColl Partners, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of McColl Partners, LLC (the "Company"), a wholly-owned subsidiary of The McColl Group LLC, at December 31, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audits. We conducted our audits of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audits of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 18, 2003

McColl Partners, LLC
(a wholly-owned subsidiary of The McColl Group LLC)
Statement of Financial Condition
December 31, 2002 and December 31, 2001

Assets	**2002**	**2001**
Cash and cash equivalents	$ 1,035,251	$ 66,495
Accounts receivable, net of allowance for doubtful accounts	207,369	106,854
Securities owned, at fair value	152,070	-
Prepaid and other assets	86,918	66,606
Property and equipment, net	35,068	32,415
Total assets	$ 1,516,676	$ 272,370
Liabilities and Member's Equity		
Compensation payable	$ 250,000	$ -
Deferred revenue	218,333	70,833
Accounts payable and other liabilities	25,868	106,359
Obligations under capital leases	26,610	32,415
Total liabilities	520,811	209,607
Commitments and contingencies (Note 5)		
Member's equity	995,865	62,763
Total liabilities and member's equity	$ 1,516,676	$ 272,370

The accompanying notes are an integral part of this financial statement.

1. Organization

Description of Business

McColl Partners, LLC (the "Company"), a wholly-owned subsidiary of The McColl Group LLC (the "Parent"), was formed as a Delaware limited liability company on May 25, 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also a registered investment adviser with the North Carolina Securities Division.

The Company offers investment banking advisory services to private and public clients in connection with mergers and acquisitions, private capital raises and valuation assignments. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities, and securities underwriting.

2. Summary of Significant Accounting Policies

Accounts receivable

Accounts receivable, net of allowance for doubtful accounts, includes amounts billed and receivable from clients in connection with investment banking advisory services rendered, including related reimbursable out-of-pocket expenses. The allowance for doubtful accounts was $7,124 at December 31, 2002. There was no allowance for doubtful accounts at December 31, 2001.

Securities owned

Securities owned may include both marketable securities and securities not readily marketable. Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market, that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or that cannot be offered or sold because of other arrangements, restrictions (one year or greater), or conditions applicable to the securities or to the Company.

Marketable securities are recorded at market value, which is estimated using quoted market prices. Securities not readily marketable are recorded at fair value as determined by management. Where securities have certain trading restrictions, the Company may apply a discount to the quoted market prices or the estimated fair value.

Property and equipment

Property and equipment consists of office equipment purchased and office equipment held under capital leases. Purchased property and equipment is depreciated over the respective lives of the assets. Property and equipment under capital leases is depreciated over the respective lease terms, generally five years.

Prepaid and other assets
Prepaid and other assets includes prepaid expenses and accrued income representing unbilled earned revenue and related reimbursable out-of-pocket expenses incurred in connection with engaged transactions. As of December 31, 2002, there was no unbilled earned revenue and $10,081 of reimbursable out-of-pocket expenses. Unbilled earned revenue and reimbursable out-of-pocket expenses were $12,500 and $23,840 respectively, as of December 31, 2001.

Accounts payable and other liabilities
Accounts payable and other liabilities include amounts payable in the ordinary course of business.

Deferred revenue
The Company may receive up-front retainer fees in connection with providing investment banking advisory services to its clients. The Company recognizes these up-front fees as income over the estimated life of the service period, generally three to six months. Deferred revenue as of December 31, 2002 and 2001 represents retainer fees paid for advisory services to be rendered in 2003 and 2002, respectively.

Income taxes
The Company is a limited liability company that is taxed as a partnership for federal and state income tax purposes. The Company's single member is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income of the Company is considered income of the members of The McColl Group LLC and no income tax provision is recorded by the Company.

Management estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain prior period amounts have been reclassified to conform to the current period presentation.

3. Securities Owned

Marketable securities at December 31, 2002 and 2001 include the following:

	2002	2001
Corporate stocks	$ 19,628	$ -
Total marketable securities	$ 19,628	$ -

Securities not readily marketable at December 31, 2002 and 2001 include the following:

	2002	2001
Warrants	$ 132,442	$ -
Total securities not readily marketable	$ 132,442	$ -

4. Obligations Under Capital Leases

The Company leases certain property and equipment under various capital and operating lease arrangements that expire over the next five years. Assets recorded under capitalized lease obligations as of December 31, 2002 includes equipment in the amount of $25,935, net of accumulated depreciation of $6,480. Assets recorded under capitalized lease obligations as of December 31, 2001 includes equipment in the amount of $32,415.

Minimum lease payments under capital leases are summarized as follows:

2003	$ 7,920
2004	7,920
2005	7,920
2006	7,920
Total minimum payments	31,680
Amount representing executory costs	2,078
Amount representing interest costs	2,992
Obligations under capital leases	$ 26,610

5. Commitments and Contingencies

The Company leases equipment under various noncancelable operating lease agreements. The equipment leases provide for renewal at the then fair rental value or the option to purchase the leased assets at fair value. Aggregate commitments under noncancelable operating leases with remaining terms longer than one year are summarized as follows:

2003	$ 27,670
2004	27,670
2005	27,670
2006	21,845
Total minimum payments	$ 104,855

6. Member's Equity

Member's equity includes one class of membership interest. The Parent owns a 100% interest in the Company. Members of the Parent participate in the investment banking advisory activities of the Company.

7. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of estimated fair values for financial instruments. Fair values for the Company's financial instruments are estimated using quoted market prices. Fair values for the Company's financial instruments for which there are no quoted market prices are determined by management using pricing models.

8. Related Party Transactions

During 2002, the Company paid a referral fee at the market rate to a partnership affiliated through a common member with the Company's Parent. No such fees were paid during 2001.

During 2002, the employees of certain partnerships affiliated through a common member with the Company's Parent participated in certain Company employee benefits programs. These related entities reimbursed the Company at cost for their participation in these programs.

9. Regulatory Requirements

As of December 31, 2002, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the Company's ratio of aggregate indebtedness to net capital shall not exceed 8 to 1. At December 31, 2002, the Company had net capital of $630,732, which was $596,248 in excess of its required net capital of $34,484. The Company's ratio of aggregate indebtedness to net capital was 0.44 to 1.

The Company is exempt from the SEC's Customer Protection Rule ("SEC Rule 15c3-3") under paragraph (k)(2)(i) of that Rule.